UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Following the Periodic Adjustment Date on March 8, 2026, as defined in the Series A Warrants issued pursuant to that certain registration statement on Form F-1 (Registration No. 333-289453) (the “Series A Warrants”), the floor price of the Series A Warrants reset to $0.216. Following the Periodic Adjustment Period End Date on March 13, 2026, as defined in the Series A Warrants, the exercise price of the Series A Warrants reset to $0.7802. The number of Class A Ordinary Shares issuable under such unexercised Series A Warrants remains unchanged as the result of the Periodic Adjustment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 19, 2026

YOUXIN TECHNOLOGY LTD

By:	/s/ Shaozhang Lin
Shaozhang Lin
Chief Executive Officer